

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

Via E-mail
Ronald S. Tucker
Chief Executive and Financial Officer, Director
RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

> **Re: RX Healthcare Systems, Ltd.**
> **Offering Statement on Form 1-A**
> **Filed September 3, 2014**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 16, 2014**
> **File No. 024-10416**

Dear Mr. Tucker:

We have reviewed your offering statement and amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the company may issue all or part of the Units for non-cash consideration. Please substantially revise your offering document to discuss the non-cash consideration in more detail and how issuing all or some Units for non-cash consideration would impact your offering. Include in your discussion, among other details, what other types of non-cash consideration can be contemplated in addition to cancellation of debts, and any limitations on issuing the Units for non-cash consideration. Revise your offering document in all relevant locations, including the cover page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only.

2. We note your cross reference to "Management – Transactions with Management" for the disclosure required by Item 11 of Part II, Model B of Form 1-A, but we are unable to locate this section. Please revise or advise as appropriate.

3. We note that the company is issuing warrants that are immediately exercisable and that are exercisable for up to 60 months after the qualification of the offering. Given that the warrants are exercisable for common stock for up to 60 months, the company needs to amend the Form 1-A offering to clearly indicate that the offering of the warrants for common stock is a continuous offering. Please revise your offering document in all relevant locations, including the Cover page, the Summary, and the Plan of Distribution, to reflect the continuous offering. Please note that Rule 253(e)(2) requires updated financial statements 12 months after the date the Form1-A is qualified. We may have further comment.

Part I – Notification

Item 1. Significant Parties

4. Please revise to provide the business address along with any residential address for the entity(ies) listed as record and beneficial owner(s) of 5 percent or more of any class of the company's securities. In addition, please clarify "EPOR Corporation", which appears to be a trading symbol but is listed as a beneficial and record owner of your common stock. Finally, please disclose the control person(s) of any entity listed under Subsection (d) or (e) under this Item requirement. See Item 1 of Part I, Notification of Form 1-A.

5. We note that the company indicates in its disclosure that Tensleep Technologies, Inc. is an affiliated company. We also note disclosure that EPIC Corporation is the parent of the company and that officers and directors of the company are also officers and directors of EPIC Corporation. Please revise the Item 1(g) subsection to address all of the affiliates of the company. Please see Rule 405 of Regulation C regarding the definition of "affiliate".

6. Please revise to provide the residential address for counsel to the issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered

7. Revise to state the methods by which the securities are to be offered by your officers and directors. See Item 4 of Part I, Notification of Form 1-A.

8. Please revise to disclose all states in which the offering will be made. In this regard, we note that the offering will be made "initially" in Colorado. Please disclose the exemption(s) being relied upon to offer and sell the securities in each state.

Item 9. Use of a Solicitation of Interest Document, page 3

9. Please revise to indicate whether or not a publication authorized by Rule 254 was used prior to filing the company's notification.

Part II

Cover page

10. Please revise to clarify that the officers and directors are offering the securities on a best efforts basis. Also clarify whether there is any minimum amount required to be sold.

11. Revise as appropriate to account for the shares of common stock underlying the warrants. Please revise to provide clear disclosure regarding the total amount of common stock being offered pursuant to this offering statement.

12. We note your table includes a footnote four notation but does not provide the required details. Please revise.

13. Additionally, please add disclosure to address that the offering of the common stock underlying the warrants is a continuous offering and revise your disclosure throughout the offering statement. Please revise as appropriate.

14. Please revise your cover page to address whether there are any arrangements to place the funds received in an escrow, trust, or similar arrangement.

15. Please revise to include the exact cover page legend as required by Section 253 of Regulation A.

Summary

16. We note your shares outstanding set forth in the following sections: Summary, Shares Eligible for Future Sale and your financial statements. Please revise to reconcile.

17. We note your statement that "the expiration dates are 24, 36, 48 and 60 months, respectively from effective date (the "Expiration Dates") …." Please note that the Offering Statement will be 'qualified' upon the order of the Commission or by the operation of the terms of Regulation A. Please revise your offering statement as appropriate.

18. Please advise us how you calculated your $2,500,000 total value of your offering.

Risk Factors, page 7

19. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the first risk factor merely reads "Limited Operating History". Similarly, the subheading for the second risk factor reads "Capital Requirement". The subheading for the third risk factor states "Lack of Experience". These examples are illustrative. Specifically revise the subheadings to clearly illustrate the material risks posed to the company and investors in this offering. Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

20. We note that a number of your risk factors do not appear to present any risks to your company or its investors nor the potential consequences if the risk factor occurs. We note that the risk factors "License Requirements", "Government Regulation", "Lack of Cash Dividends", "No Escrow for Funds", "Direct Participation Offering", and "Sales to Officers, Directors and Affiliates" do not appear to address any specific risks. Please revise the noted risk factors to clearly address the risks presented to your company or to the investors from these risks along with the potential consequences from the noted risks. We may have further comment.

21. Please substantially revise your risk factors to clearly address the risks to the company or investors being addressed and the potential consequences if the risk factor occurs. For example, expand your Non-Cash Consideration risk factor to address the potential consequences to the company if a substantial amount of units are sold for non-cash consideration. Similarly, expand your Capital Requirement risk factor to address potential consequences to the company if the company does not raise substantial capital from the offering of Units or the exercise of the warrants.

22. Please revise to address all material risks to your business. For example, include risks associated with doing business in your products market segments, supply and demand for your products, any limitation of manufacturers for your products, etc.

23. We note your first risk factor on page seven regarding your dependence on your officers and directors' expertise which indicates that the directors and advisors have the necessary experience to engage in the company's business segments. We also note your third risk factor on page seven regarding the fact that your officers and directors have no experience in the "market segments planned for the Company." Please revise to reconcile your disclosure.

24. We note your statement in the Non-Cash Consideration risk factor that "[m]anagement believes it has limited non-cash consideration that can support the company's operations, including but not limited to services of independent contractors." We also note your

statement in the Capital Requirement risk factor that "[i]f sufficient capital is not raised, we will continue to develop the company to the extent our capital will allow." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section. Your may address these details in another appropriate location in your offering circular.

Limited Operating History, page 7

25. We note your statement that the company has a "limited operating history". Please revise to clarify what activities the company has performed in connection with its limited operating history.

Capital Requirement, page 7

26. Please revise this risk factor to state the amount of working capital of the company and indicate the amount of the company's current assets as of the latest practicable date.

27. We note your Capital Requirement risk factor on page eight. Please revise to more specifically discuss the impact failure to raise capital would have. In this regard, we note that it is possible for you to sell all of your Units for non-cash consideration and your disclosure on page seven that you must raise capital in order to commence operations.

Lack of Revenues, page 7

28. Please revise to indicate the amount of the limited revenues raised since incorporation. Also indicate the duration since the company was incorporated.

Government Regulation, page 7

29. We note your statement that "the products the Company plans to sell are not subject to any government regulation." Please explain to us why you believe that the healthcare products you are going to design, develop, manufacture, distribute and sell are not subject to government regulation. We may have further comments.

Need for Additional Financing, page 8

30. We note your statement that "the proceeds of this offering are more than sufficient to satisfy our capital requirements for the next 12 months and beyond." Given that the offering is being conducted on a best efforts basis and that there is no assurance that any funds will be raised from the offering, we do not understand the basis for your statement. Please revise as appropriate.

Conflicts of Interest – General, page 8

31. Please revise to discuss in detail the specific risks associated with your various conflicts of interest.

Competition, page 8

32. Please revise to address the risk to the company from the competition in more detail and state the possible consequences to the company from these risks.

Dilution, page 9

33. Please revise to indicate the amount of dilution per share to investors in the offering.

Control by existing stockholder, page 9

34. Please revise to indicate the beneficial owners of EPIC Corporation and state their relationship to the company.

Investment Considerations, page 10

35. We note your references to forward looking statements within the meaning of Section 27A of the Securities Act of 1933. Be advised that Section 27A(b)(1)(C) of the Securities Act expressly states that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please revise to delete any references to the Private Securities Litigation Reform Act; or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

History and Business, page 10

36. Please substantially revise your Business section to comply with the disclosure requirements of Item 6 of Part II, Model B of Form 1-A. In this regard, we are unable to locate any detailed discussion of your business and note from disclosure in your Summary section that you are a development stage company that "designs, develops, manufactures, distributes and sells healthcare products." Include in your discussion, among other things, a detailed description of the products your company "designs, develops, manufactures, distributes and sells," the process by which you get these products to your customers, to whom you sell your products to, how you earn revenue and any relationships you have with suppliers, customers or anyone else involved in your product life cycle.

37. Please provide a more detailed discussion of your business plan, including each milestone needed to implement your business plan, the estimated time frame for each milestone and

the estimated cost associated with each milestone. Discuss the funding that may be required to undertake your business plan. See Item 6(a)(3) of Part II, Model B of Form 1-A.

38. We note your references to numerous contracts, only one of which is filed as an exhibit. Some of the agreements look like they have expired or no longer further your business plan. Please revise accordingly or advise us of each agreement's significance to the company.

39. Please revise to discuss your expectation of no material shortages of yarn and cyclicality of your business in greater detail.

40. Please revise to disclose the material terms of the Exclusive License Agreement with Tensleep Trust dated September 22, 2013. Explain what AcuFAB is, the importance of this relationship to your business and clarify the relationship between the parties. We may have further comment.

Research and Development, Environment, page 11

41. Please revise to indicate the amount spent in the last two fiscal years on research and development.

Facilities, page 12

42. Please revise to address how the property is held and whether the company pays any rent. Also address the suitability and adequacy of the property used by the company.

Use of Proceeds, page 12

43. We note your table illustrates proceeds at the 50% and 100% levels. Please revise to add columns illustrating the following additional use of proceeds levels: 10%, 25% and 75%.

44. Please revise this section to account for the possibility that non-cash consideration may be given in return for the Units. Consider using tabular disclosure. Finally, please address the fact that your current debt exceeds the highest proceeds this offering could generate.

45. We note the various components of working capital. Please revise to discuss in greater detail and address the allocation of proceeds to each component. If a material amount of proceeds are to be allocated to the repayment of debt, please revise to provide the disclosure required by Instruction 4 to Item 5 of Part II, Model B of Form 1-A.

46. We note your statement that "the intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the

application of proceeds in achieving those plans." Please clarify the meaning of your statement regarding non-cash considerations.

Capitalization, page 12

47. Please address the following points:

- You state the assumed initial public offering price of "Ten Dollars," however parenthetically you define the amount as $25.00. Please revise the disclosures for this inconsistency.

- In your Capitalization table, revise to state the numbers of shares outstanding after the 50%, 75% and 100% of the offering scenarios, respectively.

- Please revise to disclose how you derive the amounts of additional paid-in capital for each scenario of offering.

- We note you include Series Warrants (or "warrants") in the capitalization table. Please clarify why you include these warrants. In addition, tell us how you derive the amounts.

Dilution, page 13

48. Please address the following points:

- Provide us your calculation of the increased book value per share attributable to warrants and the net tangible book value per share after exercise of the warrants and tell us why you include these in the dilution.

- Revise your net tangible book value per share after the offering to reflect a deduction for offering expenses, if any, and revise other amounts disclosed in the table.

Management, page 14

49. Please revise Ms. Tucker's biography to clarify when she became Secretary/Treasurer and Director of the company and EPIC Corporation.

Compensation, page 14

50. We note your discussion regarding compensation and that your officers and directors have agreed to work "for little or no compensation" and have agreed, in part, to work for "limited consulting fees." Please revise to provide the disclosure required by Item 9 of Part II, Model B of Form 1-A, as applicable.

Beneficial Ownership, page 15

51. Revise your beneficial ownership table to comply with the format set for the in Item 10 of Part II, Model B of Form 1-A.

52. Please revise to complete your table. In this regard, we note several footnote one designations but no corresponding footnote to the table. We may have further comment.

53. Please revise your table for consistency. For instance, you state that your officers and directors as a group own 2.8% of the shares outstanding in the lower portion of your table but state 3.2% in the upper portion of your table.

54. Revise to disclose the natural person(s) who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of EPIC Corporation. If they are your officers and directors, please account for this in your revised table. See Instruction (b) to Item 10 of Part II, Model B of Form 1-A.

55. Please revise to indicate the number of officers and directors in the group when you disclose the "Officers and Directors as a group" row.

Description of Capital Stock, page 15

56. We note your statement that "all of the outstanding shares of common stock are fully paid and non-assessable and the shares of common stock to be outstanding after this offering will be fully paid and non-assessable." This statement is a legal conclusion you are not permitted to make. Please attribute such statement to counsel or remove the statement as appropriate.

57. We note your statement on page 16 that you have no shares of preferred stock have been issued or are outstanding. Please reconcile that statement with your financial statements as of June 30, 2014 which states there are 4,900,000 shares of preferred stock issued and outstanding.

58. We note that you are issuing Series A Warrants, Series B Warrants, Series C Warrants, and Series D Warrants in this offering. Please revise to provide the description required by Item 12(c) of Part II, Model B of Form 1-A regarding each series of warrants.

Shares Eligible for Future Sale, page 16

59. You state "[u]pon completion of this offering, provided all Units are sold the Company will have outstanding 7,000,000 shares of its Common Stock outstanding." However, based on disclosures throughout the document, it appears the Company will have 37,500,000 shares after the offering. Please clarify or revise the inconsistent disclosure.

Plan of Distribution, page 17

60. We note that the purchase limitations are "subject to increase or decrease" at the sole discretion of the company. This unfettered discretion appears to conflict with your earlier disclosure that there is a firm minimum purchase of 100 units. Please revise to discuss your increase/decrease statement in greater detail.

61. We note your statement that "[s]ubscribers will be notified by mail in the event of an increase in the purchase limitations." Please advise us on how the company plans on processing any increase in the minimum purchase limitations. It appears to us that increasing the minimum individual purchase limitations would involve a new investment decision by the investors in the offering. We may have further comment.

62. We note your discussion regarding non-cash consideration and that such consideration will be valued based either on a "bona fide sales" price or "fair value as determined by an "accepted standard." Please revise to clearly explain how non-cash consideration will be determined.

63. Please discuss handling of payment in greater detail. In this regard, we note you plan to use a clearing account and payments will only be deposited to the company's general account when the subscription is accepted, but also note the disclosure later on page 18 that the company will "immediately deposit all funds in its regular account." Please reconcile this disclosure and address the procedure for returning funds to customers under certain circumstances such as withdrawal, cancellation or modification.

Statement of Condition, page 19

64. You state the financial statements have been prepared on a basis which management believes meets generally accepted accounting principles (GAAP) and are reasonable. You also state investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules. These two statements appear inconsistent. Please revise your disclosure to clarify and confirm to us in your response whether the financial statements have been prepared based on US GAAP.

Financial Statements, page 20

65. In your next amendment, please update your financial statements to comply with Items 1 and 2 of Form 1-A Part F/S.

66. Please label all pages of your financial statements, including the table of contents and notes to the financial statements, as unaudited.

Balance Sheets as of September 30, 2012 and 2013, page 21

67. We note you present $1,000,000 for license as other asset as of September 30, 2013.
    Please provide a footnote to describe this license and how you accounted for the license.

68. The description of preferred stock line item states you have 8,000,000 shares authorized.
    However, on page 15, you state you have 10,000,000 authorized shares of preferred
    stock. On page 16, we also note you state the board of directors has authorized 8,000,000
    shares of Series A 5% Convertible Preferred Stock. Please revise the inconsistent
    disclosures.

69. Please revise your accumulated deficit balance to include your net income (loss), rather
    than presenting a separate line item for net income (loss).

70. We note the line items for the Loans Payable and Loans payable – Convertible Notes
    include a reference to Note 6. However, we are unable to find any disclosures of these
    loans in the footnotes. Please provide a footnote to describe these loans in your next
    amendment.

Statements of Operations, September 30, 2013 and 2012, page 22

71. We note you have included a column titled "From Inception." Please tell us whether you
    are considered a development stage entity as defined under ASC 915. If you are a
    development stage entity under ASC 915, revise your financial statements to provide
    disclosures required under ASC 915. If you are not a development stage entity, remove
    the "From Inception" column and the heading labeled on page 25 with "from inception."

Statement of Stockholders' Equity, page 23

72. We note you present a line item for adjustment for prior period for $10,000 during the
    year ended September 30, 2012. Please provide a footnote to describe the adjustment.

Organization and summary of significant accounting policies, page 25

73. Please revise to include accounting policies for revenue recognition and description of cost of
    product.

Note 6: Investments, page 27

74. Please revise your footnote to describe your accounting for the investments in 438,010
    shares of Tensleep Financial corporation common stock and how you derived the amount
    of $621,328 presented for periods presented. Tell us why the amount has not changed in
    periods presented. In addition, tell us how you identify and account for impairment.

Balance Sheets as of June 30, 2013 and 2014, page 30

75. We note from the preferred stock line item that you have 4,900,000 shares issued and outstanding. Please tell us why no amounts are presented for preferred stock. In addition, the statement of stockholders' equity on page 32 does not include preferred share columns. Please revise the inconsistent disclosures.

Subscription Form, page 38

76. It is unclear why you are instructing investors to make checks payable to EPIC Medicor Corporation. Please revise or advise.

Exhibits

77. Please revise to reconcile the Description of Exhibits dates for your original Articles of Incorporation and your January 15, 2007 Amendment to Articles with those on the documents or advise us as appropriate.

78. Please revise your Exhibit Index to clarify the stock option plans that were filed with your 2007 offering statement.

79. Please revise your legality opinion to indicate that the opinion opines upon Colorado law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for qualification. We will consider a written request for acceleration of the effective date of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Anthony Wiezorek, Esq.